Toromont Varies and Extends Its Offer For Enerflex
TORONTO, ONTARIO, Jan 6, 2010 (Marketwire via COMTEX News Network) — Toromont Industries Ltd. (“Toromont”) (TSX:TIH) announces that it has varied and extended its offer to acquire all of the outstanding trust units of Enerflex Systems Income Fund (TSX:EFX.UN) and all of the exchangeable limited partnership units of Enerflex Holdings Limited Partnership. Consistent with previous announcements, Toromont has increased its offer to $14.25 cash per unit or 0.5382 of a Toromont share plus $0.05 per unit, in each case subject to pro ration. The revised offer represents a premium of 42% to the closing price of Enerflex trust units on October 16, 2009, the day Toromont announced its proposal to enter into a business combination with Enerflex.
The offer is now open for acceptance until 8:00 p.m. (Toronto time) on January 20, 2010.
“We are very pleased to have advanced our offer to this stage”, said Robert M. Ogilvie, Chairman and Chief Executive Officer of Toromont Industries Ltd. “The Board of Directors of Enerflex Holdings General Partner Ltd. has unanimously determined that the revised offer is in the best interests of Enerflex and its unitholders, there are no further regulatory obstacles to completing the transaction and we are excited about the success potential of the combined organizations. We urge all Enerflex unitholders to act quickly to tender their units to this offer to realize all of the benefits of this combination.”
Further details of the revised offer are included in the notice of variation and extension, which will be filed with the Canadian securities regulators and mailed to Enerflex unitholders tomorrow. Included in the mailing will be a notice of change to the Enerflex directors’ circular unanimously recommending that unitholders accept the revised offer.
Unitholders may also obtain a copy of the notice of variation and extension, the take-over bid circular and other related offer documents at www.toromont.com/enerflex or at www.sedar.com.
TENDERING UNITS TO THE TOROMONT OFFER
Tendering to the Toromont offer is straightforward and Enerflex unitholders should act now. Instructions on how to tender Enerflex units are included in the take-over bid circular.
Unitholders with questions about the transaction or how to tender their units should contact Kingsdale Shareholder Services Inc. at 1-888-518-6832.
CIBC World Markets and TD Securities Inc. are acting as financial advisors to Toromont and Davies Ward Phillips & Vineberg LLP is acting as legal counsel.
ABOUT TOROMONT
Toromont Industries Ltd. operates through two business segments: The Equipment Group and the Compression Group. The Equipment Group includes one of the larger Caterpillar dealerships by revenue and geographic territory in addition to industry leading rental operations. The Compression Group is a North American leader specializing in the design, engineering, fabrication, and installation of compression systems for natural gas, coal-bed methane, fuel gas and carbon dioxide in addition to process systems and industrial and recreational refrigeration systems. Both Groups offer comprehensive product support capabilities. This press release and more information about Toromont can be found on the Web at www.toromont.com.
ADVISORY
This press release does not constitute an offer to buy any securities or a solicitation of any vote or approval or a solicitation of an offer to sell any securities.
ADDITIONAL INFORMATION FOR UNITHOLDERS IN THE UNITED STATES
The Toromont offer is made for the securities of Canadian issuers and the offer documents have been prepared in accordance with the disclosure requirements of Canada. Unitholders should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in the offer documents have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to the financial statements of United States companies.
The enforcement by unitholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Toromont is incorporated under the federal laws of Canada, that a majority of Toromont’s officers and directors are residents of Canada, that the information agent, the depositary and the dealer managers for the Toromont offer, and some or all of the experts named in the offer documents may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Toromont and of the above mentioned persons may be located outside of the United States. Unitholders may not be able to sue Toromont or its respective officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel Toromont and its respective affiliates to subject themselves to a U.S. court’s judgment.
Unitholders should be aware that Toromont or its affiliates, directly or indirectly, may bid for and make purchases of Enerflex units during the period of the Toromont offer, as permitted by applicable Canadian or provincial laws or regulations.
SOURCE: Toromont Industries Ltd.
Kingsdale Shareholder Services Inc.
Information Agent for the offer
Toll-free at 1-888-518-6832
Toromont Industries Ltd.
Paul R. Jewer
Vice President Finance & Chief Financial Officer
(416) 667-5501
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